Filed Pursuant to Rule 253(g)(2)
File No. 024-12334

1st stREIT OFFICE INC.

SUPPLEMENT NO. 2 DATED FEBRUARY 10, 2026
TO THE OFFERING CIRCULAR DATED JANUARY 15, 2026

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated January 15, 2026, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on January 15, 2026, as previously supplemented (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose a new loan agreement executed by 1SO Laumeier II LLC and 1SO Laumeier IV LLC and guaranteed by the Company.

Secured Note Payable – Morgan Stanley

On February 10, 2026, 1SO Laumeier II LLC and 1SO Laumeier IV LLC (collectively, the “Laumeier Property”) obtained a $15,500,000 secured promissory note (“Morgan Stanley Note Payable”) from Morgan Stanley Bank, N.A. The Morgan Stanley Note Payable is secured by a mortgage on the Laumeier Property, assignment of leases, rents and fixtures, security agreement, pledge of monies and conditions to grants and bears interest at 6.195% per annum. Commencing on April 1, 2026, monthly payments of interest and principal are due until February 1, 2036 (the “Maturity Date”). The Morgan Stanley Note Payable is guaranteed by the Company and requires certain covenants to be met on an ongoing basis.

The proceeds from the Morgan Stanley Note Payable, less closing costs, were used by the Company to pay off in its entirety the outstanding loan balance related to the promissory note for the Laumeier Property with Truist Real Estate Funding LLC (the “Truist Note”), which at the time of pay-off was $11,644,401. The remaining proceeds of $2,340,307 after closing costs and reserves from the Morgan Stanley Note will be used to pay tenant improvement and leasing costs, general corporate expenses, deferred dividends, and to meet liquidity covenants as required under the various property loans.